101 Courageous Drive League City, Texas 77573 Phone: (281) 538-6000 Toll Free: (800) 628-3910 Fax: (281) 538-4730 www.eaglebroadband.com

June 25, 2007

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:

Derek Swanson, Staff Attorney

Re:

Eagle Broadband, Inc.

Form RW filed June 21, 2007

File No. 333-143414

Dear Mr. Swanson:

Eagle Broadband, Inc. (“the Registrant”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to the withdrawal of the withdrawal request on Form RW filed on June 21, 2007, as the request should have been filed on Form AW.

This Request for Withdrawal is based upon the Registrant’s conclusion that the withdrawal of the Form RW is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal as soon as possible.

Please fax a copy of the order to the my attention at 281-538-4730.  If you have any questions or comments relating to this request for withdrawal, please contact me at 281-538-6014.

Sincerely,

EAGLE BROADBAND, INC.

/s/ Jeff Adams

Jeff Adams

Corporate Counsel